Exhibit 99.1

Dejour Energy Invited to Present at SeeThruEquity’s Microcap Investor Conference on November 12, 2013

Denver, Colorado, October 24, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that CEO Robert Hodgkinson will present at SeeThruEquity’s Microcap Investor Conference on November 12, 2013 at 10:30 am. The Conference will be held at Convene Midtown East in midtown Manhattan.

SeeThruEquity will initiate coverage on Dejour as a result of the invitation to present at this event.

With the successful completion of our initial Williams Fork development program at Kokopelli, Dejour is now adding focus to the development potential of the deeper Mancos (Niobrara) high-pressure gas resource, a Basin revival endeavour in the Piceance that is expected to escalate sharply through 2014. This extremely prolific resource is thought to underlay much of Dejour’s leasehold in the Piceance and provide the potential for a multiple of high IRR drilling opportunities to the Company.

Dejour, as operator, currently has controlling interests in over 10,500 net acres of leases highly prospective for rich gas in the Niobrara (in addition to the Williams Fork) throughout the Piceance Basin.

Please refer to our Facebook page (link below) for additional media.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects covering over 100,000 net acres in NW Colorado’s Piceance Basin and 7,500 net acres in NE BC’s Peace River Arch region. The Dejour team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

About SeeThruEquity, LLC

SeeThruEquity is an investment research and corporate access firm focused on companies with less than $1 billion in market capitalization. The research is unbiased and not paid for research. We don't do any investment banking or trading and don't own any of the stocks we cover. We are approved to distribute our research on Thomson Reuters One (First Call), CapitalIQ, FactSet, Zacks and StockTwits, as well as to our opt-in investors. We also contribute our estimates to Thomson Estimates, the leading estimates platform on Wall Street.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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